U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                            SEC File No: 33-14982-LA
                              NOTICE OF LATE FILING

                                   Form 10QSB

                       For Period Ended December 31, 1999

         Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

         Not applicable. The filing relates to the entire form 10-QSB.

Part I - Registrant Information

         Full Name of Registrant:   Digital D.J. Holdings,  Inc., formerly known
                                    -------------------------------------------
                                    as    Breakthrough     Electronics,     Inc.
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         Address of Principal Executive Office: 1658 East Capitol Expressway
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         City, State and Zip Code:  San Jose, CA 95121
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Part II - Rules 12b-25-(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[ x ]    (a)  The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ x ]    (b)  The subject quarterly  report/portion  thereof will be filed on or before the fifth calendar day following the prescribed due date; and



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[ x ]    (c)  The  accountant's  statement  or other  exhibit  required  by Rule
12b-25(c) has been attached if applicable.

Part III - Narrative

         State below in reasonable detail the reasons why Form 10-Q or 10-QSB or portion thereof could not be filed within the prescribed time period.

         Digital D.J. Holdings, Inc., formerly known as Breakthrough Electronics, Inc. (the "Company") recently completed a reorganization resulting in a merger with another entity and a change of control, as more particularly described in the Company's recent report filed on Form 8-KSB filed with the commission on February 8, 2000. The reorganization resulted in the combination of two entities with different fiscal year ends and multiple auditors. The Company's last audit was performed by Paul Healy, CPA, and Digital D.J., Inc.'s last audit was performed by KPMG. The Company changed its year end to June 30, to be consistent with the year end of the wholly-owned operating subsidiary, Digital D.J., Inc., Digital D.J., Inc.'s accountants, KPMG, were not able to update the combined entity's consolidated financial information in time to complete the necessary reporting. The Company's former accountant, Paul Healey, had never audited or reviewed Digital D.J., Inc.'s financials and could not prepare consolidated financial information in a timely manner. As a result, the Company was forced to engage the accounting firm of Singer, Lewak, Greenbaum & Goldstein to complete the necessary review and prepare the necessary reports. Due to the short period they had been engaged, Singer, Lewak was unable to complete its review and generate the necessary reports for the Company to complete its quarter report on Form 10-QSB within the prescribed time.

Part IV - Other Information

         (1)      The person to contact in regard to this notification is:

                  Thomas Takahisa
                  Digital DJ, Inc.
                  1658 East Capitol Expressway.
                  San Jose, CA 95121
                  Telephone:        (408) 946-8500

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                         [ x ] Yes        [   ] No



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         (3) Is it  anticipated  that  any  significant  change  in  results  of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

                                         [ x ] Yes        [   ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

         Prior to November 22, 1999, the Company was an inactive entity with no business operations. The Company acquired Digital D.J., Inc., pursuant to the terms of a reverse triangular merger. The operations of Digital D.J. Inc. constitute substantially all of the operating results for the Company.

         Digital D.J. Holdings, Inc., has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: February 15, 2000                        By:/s/Thomas Takahisa
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                                                   Thomas Takahisa, President